                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

          FOR NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND
                           MANAGEMENT PROXY CIRCULAR
                            ------------------------
         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                            ------------------------
                (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                            ------------------------
                    (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _______Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes _______No __X__

              Notice of Annual and Special Meeting of Shareholders

                        and Management Proxy Circular of

                              QUEBECOR WORLD INC.

                             Filed in this Form 6-K

Documents index

1. Notice of Annual and Special Meeting of Shareholders to be held on April 3, 2002 and Management Proxy Circular;

2.  Proxy Form for Shareholders

                               [QUEBECOR WORLD LOGO]

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

    NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of the holders of Multiple Voting Shares and Subordinate Voting Shares of Quebecor World Inc. (the "Corporation") will be held at the Hotel Windsor, 1170 Peel Street, Montreal, Quebec, Canada on Wednesday, April 3, 2002 at 10:00 a.m. (the "Meeting"), for the purposes of:

1. receiving the consolidated financial statements of the Corporation for the year ended December 31, 2001 and the Auditors' Report thereon;

2.  electing directors;

3. considering and, if deemed appropriate, adopting a resolution to approve the Quebecor World Inc. Management Stock Purchase Plan;

4. considering and, if deemed appropriate, adopting a resolution to approve the Quebecor World UK Employee Share Ownership Plan;

5. considering and, if deemed appropriate, adopting a resolution to approve the Quebecor World France Employee Investment Fund Plan;

6. considering and, if deemed appropriate, adopting a resolution confirming the repeal of the existing Code of General By-Laws of the Corporation and its replacement by a new By-Law One, enacted and approved by the Board of Directors on February 4, 2002;

7. appointing Auditors and authorizing the Board of Directors to determine their remuneration; and

8. transacting such other business as may properly be brought before the Meeting.

Enclosed is a copy of the 2001 Annual Report of the Corporation including the consolidated financial statements and the Auditors' Report thereon, together with the Management Proxy Circular of the Corporation and a form of proxy.

                                   BY ORDER OF THE BOARD OF DIRECTORS,

                                   [SIGNATURE]

                                   Marie D. Hlavaty
                                   Vice President, General Counsel and Secretary

Montreal, Canada
March 1, 2002

                      ------------------------------------

                                   IMPORTANT

Shareholders registered at the close of business on February 15, 2002 are entitled to receive notice of the Meeting. SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE URGED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED FOR THAT PURPOSE. To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, Stock Transfer Services, P.O. Box 1900, Succ. B, Montreal, Quebec, Canada, H3B 3L6 no later than April 2, 2002 at
5:00 p.m. (local time).

                      ------------------------------------

                           MANAGEMENT PROXY CIRCULAR

[QUEBEC WORLD INC. LOGO]

612 St. Jacques Street
Montreal, Quebec
Canada
H3C 4M8

SOLICITATION OF PROXIES

    THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF QUEBECOR WORLD INC. (THE "CORPORATION") OF PROXIES FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON WEDNESDAY, APRIL 3, 2002 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES MENTIONED IN THE NOTICE OF MEETING AND AT ANY AND ALL ADJOURNMENTS THEREOF.

    Except as otherwise indicated, the information contained herein is given as at February 6, 2002. All dollar amounts appearing in this Circular are in Canadian dollars, except if another currency is specifically mentioned. On December 31, 2001, the Bank of Canada quoted the exchange rate between the Canadian dollar and the U.S. dollar at CDN$1.5926 per US$1.00 and the exchange rate between the Canadian dollar and the French Franc at CDN$0.2163 per FF1.00.

    The solicitation of proxies is made primarily by mail. However, officers and employees of the Corporation may solicit proxies directly, but without additional compensation. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of shares of the Corporation. The cost of soliciting proxies shall be borne by the Corporation. This cost is expected to be nominal.

APPOINTMENT OF PROXYHOLDERS

    The persons named as proxyholders in the accompanying form of proxy are directors and officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO IS NOT REQUIRED TO BE A SHAREHOLDER) OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED AS PROXYHOLDERS IN THE ACCOMPANYING FORM OF PROXY, BY STRIKING OUT SAID PRINTED NAMES AND INSERTING THE NAME OF HIS CHOSEN PROXYHOLDER IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY.

    To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, Stock Transfer Services, P.O. Box 1900, Succ. B, Montreal, Quebec, Canada, H3B 3L6, no later than April 2, 2002 at
5:00 p.m. (local time).

REVOCATION OF PROXIES

    A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, and deposited at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, at any time until 5:00 p.m. (local time) on the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by applicable law.

VOTING OF SHARES AT THE MEETING

    The persons named in the enclosed proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. UNLESS OTHERWISE INDICATED, THE VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY A FORM OF PROXY WILL BE VOTED "FOR" IN RESPECT OF ALL PURPOSES DESCRIBED HEREIN.

    The enclosed proxy confers discretionary authority upon the persons named therein with respect to all amendments to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. Management knows of no such amendments, variations or other matters to come before the Meeting.

    Unless otherwise indicated, the matters submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting as a single class, present at the Meeting in person or by proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

    The shares of the Corporation having the right to vote at the Meeting are the Multiple Voting Shares and the Subordinate Voting Shares. Each Multiple Voting Share carries the right to ten votes and each Subordinate Voting Share carries the right to one vote. As of February 6, 2002, there were 54,735,597 Multiple Voting Shares and 85,448,388 Subordinate Voting Shares issued and outstanding.

    The holders of Multiple Voting Shares and the holders of Subordinate Voting Shares whose names appear on the list of shareholders prepared at the close of business on February 15, 2002 (the "Record Date") will be entitled to vote at the Meeting and any adjournment thereof if present or represented by a proxy thereat.

    To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of the Corporation is Quebecor Inc. ("Quebecor"), directly and through its affiliated entities. As of February 6, 2002, Quebecor held a total of 53,711,277 Multiple Voting Shares, representing 98.13% of the Multiple Voting Shares outstanding and 84.88% of all the voting interests in the Corporation.

MANAGEMENT'S REPORT AND FINANCIAL STATEMENTS

    The Management's Report, the consolidated financial statements and the auditors' report thereon, for the year ended December 31, 2001, included in the Corporation's 2001 Annual Report, will be submitted to the shareholders at the Meeting, but no vote with respect thereto is required nor will one be taken.

ELECTION OF DIRECTORS

    The articles of the Corporation provide that the Board of Directors shall consist of a minimum of three and a maximum of 15 directors. It is proposed by the Management of the Corporation that 12 directors be elected for the current year. The term of office of each director so elected will expire upon the election of his or her successor unless he or she shall resign from his or her office or his or her office shall become vacant by death, removal or other cause. The Management of the Corporation does not contemplate that any of the nominees for election at the Meeting will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified that his shares are to be withheld from voting on the election of directors.

    All nominees whose nomination as director is hereby submitted are currently directors of the Corporation.

    Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote for the election of the 12 nominees whose names are hereinafter set forth.

    In November 2001, it was announced that the Right Honourable Brian Mulroney would assume the role of Chairman of the Board of Directors from Mr. Jean Neveu coincident with the election of the Corporation's directors for the year 2002. Mr. Neveu will remain a director of the Corporation.

    The following table sets forth certain information in respect of the nominees for election to the Board of Directors. Except where indicated or as disclosed in previous management proxy circulars of the Corporation, all nominees have been engaged in the principal occupation next to their names for more than five years.

--------------------------------------------------------------------------------------------------------------------
                                                                                 SUBORDINATE VOTING
                                                                                   SHARES OWNED OR      UNITS HELD
                                                                      DIRECTOR   CONTROLLED DIRECTLY   UNDER THE DSU
NAME                          PRINCIPAL OCCUPATION                     SINCE      OR INDIRECTLY(1)        PLAN(2)
--------------------------------------------------------------------------------------------------------------------

REGINALD K. BRACK...........  Former Chairman and Chief Executive       1999            2,000            1,881.447
                              Officer, Time Inc.
                              (Magazines and books publisher)

CHARLES G. CAVELL...........  President and Chief Executive Officer     1989           34,609(3)           --     (4)
                              of the Corporation
ROBERT COALLIER.............  Executive Vice-President and Chief        1991          --                 2,222.973
                              Financial Officer, Molson Inc.
                              (Brewing company)
JAMES DOUGHAN...............  Corporate Director, Consultant            2001          --                   766.802
RAYMOND LEMAY...............  Corporate Director                        1989            1,000(5)           622.269

EILEEN A. MERCIER...........  President, Finvoy Management Inc.         1999            1,300              622.269
                              (Management consulting firm),
                              Vice-Chair of the Board, Workplace
                              Safety and Insurance Board (Ontario)
                              (Government oversight body)
THE RIGHT HONOURABLE BRIAN    Senior Partner, Ogilvy Renault            1997            3,400(6)         1,543.536
MULRONEY, P.C., C.C.,         (Barristers and Solicitors)
  LL.D......................
JEAN NEVEU..................  Chairman of the Board of the              1989            1,800(7)           --
                              Corporation and of Quebecor
                              (Communications holding company),
                              Chairman, TVA Group Inc. (Television
                              broadcasting company)
ROBERT NORMAND..............  Corporate Director                        1999            1,000            2,014.696

ERIK PELADEAU...............  Vice Chairman of the Board and Senior     1989          --     (8)(9)      1,622.124
                              Executive Vice President of the
                              Corporation, Vice Chairman of the
                              Board of Quebecor (Communications
                              holding company), and Vice Chairman
                              of the Board of Quebecor Media Inc.
                              (Communications company)
PIERRE KARL PELADEAU........  President and Chief Executive Officer     1989          --     (9)         1,618.992
                              of Quebecor (Communications holding
                              company), President and Chief
                              Executive Officer of Quebecor
                              Media Inc. (Communications company),
                              Chairman of the Board of Nurun Inc.
                              (Information technology management
                              consultants), and Chairman of the
                              Board of Netgraphe Inc. (Portals and
                              web site company)
ALAIN RHEAUME(10)...........  President and Chief Executive             1997          --                 2,787.417
                              Officer, Microcell PCS (Personal
                              communications services company)
--------------------------------------------------------------------------------------------------------------------

(1) This information has been provided to the Corporation by the respective nominees. This information excludes shares of subsidiaries of the Corporation that may be owned by a nominee director in order to qualify as a director of such subsidiaries under applicable law.

(2) The amounts in this column are as of December 31, 2001. In 2000, the Corporation implemented a Directors Deferred Stock Unit Plan for the benefit of its directors. See "Compensation of Directors and Executive
    Officers -- Compensation of Directors" on page 4 of this Circular.

(3) Mr. Cavell also owns 6,000 Class B Subordinate Voting Shares of Quebecor.

(4) No compensation paid for services rendered as director.

(5) Mr. Lemay also owns 1,250 Class A Multiple Voting Shares of Quebecor.

(6) On October 31, 2001, the Board of Directors granted the Right Honourable Brian Mulroney an option to subscribe for 50,000 Subordinate Voting Shares at an exercise price of $33.50 per share. Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of Quebecor.

(7) Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor.

(8) Mr. Erik Peladeau exercises control over 5,340 Class B Subordinate Voting Shares of Quebecor.

(9) Les Placements Peladeau Inc., a corporation controlled by a trust constituted for the benefit of Messrs. Erik Peladeau and Pierre Karl Peladeau, has voting control of Quebecor, the Corporation's parent company, with 17,465,264 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor. The aforementioned trust also exercises control over Gestion Peladeau Inc., which holds 1,300 Subordinate Voting Shares of the Corporation and 43,700 Class A Multiple Voting Shares and 900 Class B Subordinate Voting Shares of Quebecor. In addition, Imprimerie Hebdo Inc., a corporation controlled by such trust, holds 3,200 Class A Multiple Voting Shares of Quebecor.

(10) Mr. Rheaume has held his current position since February 9, 2001. Prior to that date, he occupied the positions of Executive Vice President, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS

    Since April 1, 2000, all outside directors of the Corporation receive a base compensation of $25,000 per year, plus directors' fees of $1,500 for each meeting in which they participate. In addition, the Chairman of a committee of the Board of Directors receives a fee of $5,000 per year.

    In addition to the compensation described above, the Corporation implemented, on April 1, 2000, a Directors Deferred Stock Unit Plan (the "DSU Plan") for the benefit of its directors. Under the DSU Plan, each director receives a portion of his compensation package in the form of units, such portion to be equal to at least 50% of his annual base compensation referred to above. Subject to certain conditions, each director may elect to receive, in the form of units, up to 100% of the fees payable to him in respect of his services as a director, including the balance of his base compensation, directors' fees or any other fees payable to him.

    Under the DSU Plan, directors are credited, on the last day of each fiscal quarter of the Corporation, a number of units determined on the basis of the amounts payable to each such director in respect of such fiscal quarter, divided by the value of a unit. The value of a unit corresponds to the weighted average trading price of the Subordinate Voting Shares on The Toronto Stock Exchange for the five trading days immediately preceding such date. Units take the form of a bookkeeping entry credited to the account of a director which cannot be converted to cash for as long as the director remains a member of the Board of Directors.

    Subject to certain limitations, all of a director's units will be redeemed by the Corporation and the value thereof paid after the director ceases to be a director of the Corporation. For the purpose of redeeming units, the value of a unit shall correspond to the fair market value of a Subordinate Voting Share on the date of redemption. The fair market value is defined as the closing price of the Subordinate Voting Shares on The Toronto Stock Exchange on the last trading day preceding such redemption date.

    Units confer the right to receive dividends that are paid as additional units at the same rate as the dividends paid on the Subordinate Voting Shares.

    In 2001, with the exception of Mr. Marcello A. De Giorgis, no director ceased to act as director and thereby caused the redemption of units by the Corporation. Mr. De Giorgis' mandate expired on April 4, 2001, which caused the redemption of 725.746 units by the Corporation for an aggregate amount of $28,391.19.

    In 2001, the twelve directors of the Corporation earned an aggregate of $464,500 (including the value of units attributed) for services rendered in such capacity. Of this amount, $130,125 was paid in cash and the balance was paid in the form of 16,428.271 units issued under the DSU Plan.

COMPENSATION OF EXECUTIVE OFFICERS

    The following table shows certain selected compensation information for
(i) Mr. Charles G. Cavell, the President and Chief Executive Officer of the Corporation, (ii) the four most highly compensated executive officers of the Corporation during the financial year ended December 31, 2001, and (iii) one other individual who would have been among the four most highly compensated executive officers but for the fact that he was not serving as an executive officer of the Corporation at the end of the financial year ended December 31, 2001 (collectively, the "Named Executive Officers"), for services rendered in all capacities during the financial years ended December 31, 2001, 2000 and 1999.

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------------
                                                               ANNUAL COMPENSATION
                                                --------------------------------------------------

                                                                                         OTHER
                                                                                        ANNUAL
             NAME AND                                SALARY            BONUS(1)      COMPENSATION
        PRINCIPAL POSITION             YEAR            ($)               ($)              ($)
--------------------------------------------------------------------------------------------------

Charles G. Cavell*                     2001       1,222,352             --              --   (2)
President and Chief Executive          2000       1,112,317           1,320,000         --   (2)
Officer of the Corporation             1999       1,094,458(4)          720,000        71,943
--------------------------------------------------------------------------------------------------

Marc L. Reisch*(5)                     2001       US675,000             --              --   (2)
President and Chief Executive          2000       US600,000           US705,000         --   (2)
Officer, Quebecor World North          1999       US600,000(6)        US321,500         --   (2)
America
--------------------------------------------------------------------------------------------------

Christian M. Paupe*                    2001         399,038             --              --   (2)
Executive Vice-President,              2000         354,306             289,800         --   (2)
Chief Administrative Officer and       1999         331,075             139,750         --   (2)
Chief Financial Officer of the
Corporation
--------------------------------------------------------------------------------------------------

Guy Trahan                             2001       US400,000           US238,500         --   (2)
President,                             2000       US365,000           US 35,488         --   (2)
Quebecor World Latin America           1999       US342,000           US 33,750         --   (2)
--------------------------------------------------------------------------------------------------

Vincent Bastien(7)                     2001         444,796(8)          --              --   (2)
President,                             2000          84,547(8)(9)        46,108         --   (2)
Quebecor World Europe
--------------------------------------------------------------------------------------------------

Christopher H. Rudge(11)               2001         475,000             --              --   (2)
                                       2000         494,691             541,500(13)     --   (2)
                                       1999         363,248             218,437         --   (2)
--------------------------------------------------------------------------------------------------

-----------------------------------  ---------------------------------------------------
                                           LONG-TERM COMPENSATION
                                     -----------------------------------
                                              AWARDS            PAYOUTS
                                     ------------------------   --------
                                     SECURITIES
                                       UNDER      RESTRICTED
                                      OPTIONS/     SHARES OR
                                        SARS      RESTRICTED      LTIP       ALL OTHER
             NAME AND                GRANTED(3)   SHARE UNITS   PAYOUTS    COMPENSATION
        PRINCIPAL POSITION              (#)           ($)         ($)           ($)
-----------------------------------  ---------------------------------------------------
Charles G. Cavell*                    64,637         --           --          --
President and Chief Executive         77,399         --           --          --
Officer of the Corporation           408,708         --           --          --
-----------------------------------
Marc L. Reisch*(5)                    53,576         --           --          --
President and Chief Executive        150,000         --           --          --
Officer, Quebecor World North        550,000         --           --          --
America
-----------------------------------
Christian M. Paupe*                   15,425         --           --          --
Executive Vice-President,              6,829         --           --          --
Chief Administrative Officer and     130,000         --           --          --
Chief Financial Officer of the
Corporation
-----------------------------------
Guy Trahan                            16,296         --           --          --
President,                               503         --           --          --
Quebecor World Latin America          17,490         --           --          --
-----------------------------------
Vincent Bastien(7)                     2,790         --           --          --
President,                            10,000(10)     --           --          --
Quebecor World Europe
-----------------------------------
Christopher H. Rudge(11)              13,956         --           --        344,633(12)
                                      17,224         --           --          --
                                     111,356         --           --          --
-----------------------------------

* These Named Executive Officers are also members of the Office of the Chief Executive Officer of the Corporation.

(1) Bonus amounts are paid in cash in the year following the financial year in respect of which they are awarded.

(2) Perquisites do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses.

(3) Underlying Securities: Subordinate Voting Shares.

(4) This includes an amount of $200,000 paid to Mr. Cavell by Sun Media Corporation, an indirect subsidiary of Quebecor, for services rendered as Chairman of the Board of Sun Media Corporation from February 28, 1999 to December 31, 1999.

(5) Mr. Reisch joined the Corporation in August 1999 following the merger of the Corporation with World Color Press, Inc. On October 20, 1999, in accordance with the terms and conditions of the merger agreement entered into by the Corporation relating to the merger with World Color Press, Inc., Mr. Reisch received a cash payment of US$3,836,680, as well as 110,060 Subordinate Voting Shares of the Corporation in exchange for 453,539 options to purchase common stock of World Color Press, Inc.

(6) Represented Mr. Reisch's annual base salary in 1999. From the time
    Mr. Reisch joined the Corporation in August 1999, the amount of Mr. Reisch's base salary actually disbursed by the Corporation in 1999 was $US219,231.

(7) Mr. Bastien joined the Corporation in October 2000.

(8) A portion of Mr. Bastien's compensation for the years 2001 and 2000 was paid in French Francs.

(9) Represented Mr. Bastien's annual base salary in 2000. From the time
    Mr. Bastien joined the Corporation in October 2000, the amount of Mr. Bastien's base salary actually disbursed by the Corporation in such year was $20,540.

(10) In 2000, Mr. Bastien received options to subscribe for 10,000 Subordinate Voting Shares pursuant to his employment agreement. See the description of Mr. Bastien's employment arrangement under the heading "Employment Arrangements and Agreements" at page 10 of this Circular.

(11) Mr. Rudge resigned from full-time employment with the Corporation as of December 31, 2001. Prior to his departure, Mr. Rudge had acted since November 2000 as Chairman and Chief Executive Officer, Que-Net Media and Executive Vice President, Marketing and International Sales, Development for the Corporation. Prior to such time, Mr. Rudge had acted as President, Quebecor World International and President, Quebecor World Canada.

(12) Paid in connection with Mr. Rudge's departure from the Corporation.
    Mr. Rudge is entitled to certain salary continuation and pension credits until June 30, 2003.

(13) Bonus amount for the year 2000 also relates to Mr. Rudge's former role of President, Quebecor World Canada.

    OPTIONS GRANTED IN 2001

    The Corporation has established a stock option plan for its executives (the "Executive Stock Option Plan") which is administered by the Compensation Committee of the Corporation. Participants in the Executive Stock Option Plan are granted options which may be exercised to purchase Subordinate Voting Shares of the Corporation. In addition, in 1991, a distinct stock option plan was established for Mr. Charles G. Cavell, President and Chief Executive Officer (who is also eligible to participate in the Executive Stock Option Plan), pursuant to which Mr. Cavell was granted options to subscribe for a total of 135,000 Subordinate Voting Shares (the "CEO Stock Option Plan"). As of
February 6, 2002, Mr. Cavell had subscribed for a total of 127,500 Subordinate Voting Shares under the CEO Stock Option Plan.

    The following table sets forth grants of stock options to subscribe for Subordinate Voting Shares under the Executive Stock Option Plan and the CEO Stock Option Plan during the fiscal year ended December 31, 2001 to the Named Executive Officers.

-------------------------------------------------------------------------------------------------------------------
                                 SECURITIES     % OF TOTAL                     MARKET VALUE OF
                                   UNDER       OPTIONS/SARS                      SECURITIES
                                  OPTIONS/      GRANTED TO                       UNDERLYING
                                    SARS       EMPLOYEES IN    EXERCISE OR     OPTIONS/SARS ON
                                  GRANTED     FINANCIAL YEAR    BASE PRICE    THE DATE OF GRANT
             NAME                   (#)            (%)         ($/SECURITY)     ($/SECURITY)       EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------

Charles G. Cavell                 64,637            9.77           34.036              33.65(1)   February 15, 2011
-------------------------------------------------------------------------------------------------------------------

Marc L. Reisch                    53,576            8.10        US22.3981            US21.85(2)   February 15, 2011
-------------------------------------------------------------------------------------------------------------------

Christian M. Paupe                15,425            2.33           34.036              33.65(1)   February 15, 2011
-------------------------------------------------------------------------------------------------------------------

Guy Trahan                        16,296            2.46        US22.3981            US21.85(2)   February 15, 2011
-------------------------------------------------------------------------------------------------------------------

Vincent Bastien                    2,790            0.42           34.036              33.65(1)   February 15, 2011
-------------------------------------------------------------------------------------------------------------------

Christopher H. Rudge              13,956            2.11           34.036              33.65(1)   February 15, 2011
-------------------------------------------------------------------------------------------------------------------

(1) Based on the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange on the date preceding the grant date.

(2) Based on the closing sale price of the Subordinate Voting Shares on the New York Stock Exchange on the date preceding the grant date.

    OPTIONS EXERCISED IN 2001

    The following table indicates for each of the Named Executive Officers the number of options to purchase Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 2001, the gains realized upon exercise, the total number of unexercised options held at December 31, 2001, and the value of such unexercised options at that date.

----------------------------------------------------------------------------------------------------------------------
                                                                                              VALUE OF UNEXERCISED
                                                                UNEXERCISED OPTIONS/         "IN-THE-MONEY" OPTIONS/
                                 SECURITIES     AGGREGATE          SARS AT FY-END               SARS AT FY-END(2)
                                 ACQUIRED ON      VALUE      ---------------------------   ---------------------------
                                  EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             NAME                    (#)           ($)           (#)            (#)            ($)            ($)
----------------------------------------------------------------------------------------------------------------------

Charles G. Cavell                  195,152      3,282,340       239,452        883,564      1,754,759       5,878,518
----------------------------------------------------------------------------------------------------------------------

Marc L. Reisch                      --             --           125,000        578,576         --             --
----------------------------------------------------------------------------------------------------------------------

Christian M. Paupe                  20,000        164,225        --            132,254         --             315,001
----------------------------------------------------------------------------------------------------------------------

Guy Trahan                          --             --            51,545            357        976,164           3,845
                                                                 13,575         39,118       US66,067        US76,558
----------------------------------------------------------------------------------------------------------------------

Vincent Bastien                     --             --            --             12,790         --              21,745
----------------------------------------------------------------------------------------------------------------------

Christopher H. Rudge                --             --            10,247        143,095        116,842         479,923
----------------------------------------------------------------------------------------------------------------------

(1) The Aggregate Value Realized upon exercise is the difference between the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange (or on the New York Exchange for U.S. participants) on the exercise date and the exercise price of the Named Executive Officers' option.

(2) The Value of Unexercised In-The-Money Options at Financial Year-End is the difference between the option price and the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange on December 31, 2001 (or on the New York Stock Exchange for U.S. participants). This gain, unlike the gain set forth in the column "Aggregate Value Realized", has not been, and may never be, realized. The underlying options have not been, and may not be, exercised; and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. The closing sale prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the New York Stock Exchange on December 31, 2001 were $35.88 per share and US$22.56 per share, respectively.

    PENSION BENEFITS

    CANADIAN BASIC PLAN. The Corporation maintains a basic pension plan for its non-unionized Canadian employees. The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan as an executive officer. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction if the executive officer has completed a minimum of ten years of service with the Corporation.

    The maximum pension payable under the pension plan is as prescribed by the INCOME TAX ACT. An executive officer contributes to the plan an amount equal to 5% of his salary not exceeding $86,111, up to a maximum of $4,305 per year.

-------------------------------------------------------------------------------------------------------------
                                                               YEARS OF MEMBERSHIP
                                     ------------------------------------------------------------------------
REMUNERATION                              10             15             20             25             30
-------------------------------------------------------------------------------------------------------------
$86,111 or more                        $ 17,222       $ 25,833       $ 34,444       $ 43,056       $ 51,667
-------------------------------------------------------------------------------------------------------------

    The pension is payable for life. In case of death after retirement, the plan provides a five years full pension guarantee starting at the retirement date. After such period, the surviving spouse will continue to receive for life 60% of the pension.

    As of December 31, 2001, the credited number of years of membership in the plan for those Named Executive Officers who participate were for Mr. Charles
G. Cavell, 20 years and 6 months, for Mr. Christian M. Paupe, 3 years, for
Mr. Guy Trahan, 13 years and 7 months and for Mr. Christopher H. Rudge,
10 years and 6 months.

    ADDITIONAL BENEFITS FOR MR. CHARLES G. CAVELL.  The pension of Mr. Charles
G. Cavell is calculated on the basis of his average annual earnings (including bonuses) during the three consecutive years of continuous service which produces the highest average annual earnings. The pension is payable without reduction from the age of 60 and is indexed each year. The pension is payable for life. In case of death after retirement, the plan provides a five year full pension guarantee starting at the retirement date. After such period, the surviving spouse will continue to receive for life 66 2/3% of the pension. The credited service of Mr. Cavell as of December 31, 2001 (two years per year of membership in the plan) was 26 years and 6 months.

-------------------------------------------------------------------------------------------------------------
                                                               YEARS OF MEMBERSHIP
                                     ------------------------------------------------------------------------
REMUNERATION                              10             15             20             25             30
-------------------------------------------------------------------------------------------------------------
$900,000                               $171,389       $257,083       $342,778       $428,472      $  514,167
-------------------------------------------------------------------------------------------------------------
$1,100,000                             $211,389       $317,083       $422,778       $528,472      $  634,167
-------------------------------------------------------------------------------------------------------------
$1,300,000                             $251,389       $377,083       $502,778       $628,472      $  754,167
-------------------------------------------------------------------------------------------------------------
$1,500,000                             $291,389       $437,083       $582,778       $728,472      $  874,167
-------------------------------------------------------------------------------------------------------------
$1,700,000                             $331,389       $497,083       $662,778       $828,472      $  994,167
-------------------------------------------------------------------------------------------------------------
$2,000,000                             $391,389       $587,083       $782,778       $978,472      $1,174,167
-------------------------------------------------------------------------------------------------------------

    Mr. Charles G. Cavell also has an additional retirement benefit, whereby he is guaranteed to receive, under certain conditions, upon retirement, payment of a maximum lump sum amount of $600,000, which amount is subject to downward adjustments if the closing sale price of the Corporation's Subordinate Voting Shares, at the time of his retirement (60 years of age), is less than $16.67 per share (as adjusted to reflect any share subdivision or consolidation).

    CANADIAN SUPPLEMENTARY RETIREMENT PLANS. In addition to the basic Canadian pension plan, the Corporation provides supplementary retirement plans for its Canadian executive officers. These plans are personalized and provide for the following additional benefits in accordance with the number of years of membership in the plan upon retirement:

-------------------------------------------------------------------------------------------------------------
                                                               YEARS OF MEMBERSHIP
                                     ------------------------------------------------------------------------
REMUNERATION                              10             15             20             25             30
-------------------------------------------------------------------------------------------------------------
$300,000                               $ 27,171       $ 40,757       $ 54,343       $ 67,928       $ 81,514
-------------------------------------------------------------------------------------------------------------
$400,000                               $ 42,671       $ 64,007       $ 85,343       $106,678       $128,014
-------------------------------------------------------------------------------------------------------------
$500,000                               $ 58,171       $ 87,257       $116,343       $145,428       $174,514
-------------------------------------------------------------------------------------------------------------
$600,000                               $ 73,671       $110,507       $147,343       $184,178       $221,014
-------------------------------------------------------------------------------------------------------------

    The pension is payable according to the same specifications as under the basic Canadian Plan. At December 31, 2001, the number of years of membership in the plan for the Named Executive Officers are for Mr. Guy Trahan, 11 years and 10 months and for Mr. Christopher H. Rudge, 8 years and 7 months of membership in the Canadian supplementary retirement plans.

    U.S. PENSION PLAN BENEFITS. The Corporation's U.S. subsidiary, Quebecor World (USA) Inc., sponsors the Quebecor World Pension Plan (the "Pension Plan"), in which certain employees based in the U.S. participate. The Pension Plan provides for the determination of a participant's lump sum accrued benefit based on an accumulation of pension credits multiplied by final average pay. For service on and after January 1, 2001, accumulated pension credits are based on years of service (3% under 5 years, 4% from 5-10 years of service, 5% from 10-15 years of service, 6% from 15-20 years of service, 8% over 20 years of service). For service prior to January 1, 2001, benefits earned under a predecessor plan were transitioned as accumulated pension credits. A participant in the Pension Plan becomes fully vested in his accrued benefit after the completion of five years of service.

    Benefits under the Pension Plan are limited to the extent required by provisions of the U.S. Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended. If payment of actual retirement benefits is limited by such provisions, an amount equal to any reduction in retirement benefits will be paid as a supplemental benefit under an unfunded Restoration Plan. In addition, certain executive officers, among others, are eligible to participate in a Supplemental Executive Retirement Plan, which provides for retirement benefits based on compensation, including base pay, incentive bonus and years of service. The following sets forth the combined annual retirement benefits under the Pension Plan, the Restoration Plan, and the Supplemental Executive Retirement Plan (exclusive of Social Security payments) payable on a straight single life annuity basis to Mr. Reisch, assuming continued service until age 65 and current compensation levels remain unchanged.

-----------------------------------------------------------------------------------------
                                               ESTIMATED ANNUAL BENEFITS PAYABLE UPON
NAME                                                         RETIREMENT
-----------------------------------------------------------------------------------------
Marc L. Reisch                                               US$500,250
-----------------------------------------------------------------------------------------

    EUROPE. Mr. Vincent Bastien participates in France's mandatory Social Security Plan.

    EMPLOYMENT ARRANGEMENTS AND AGREEMENTS

    The Corporation has entered into employment arrangements and agreements with the following Named Executive Officers who remain in the employment of the Corporation.

    MARC L. REISCH. The terms of employment of Mr. Marc L. Reisch, the President and Chief Executive Officer, Quebecor World North America, contemplate that he will be paid an annual salary of US$700,000 in 2002. He will also participate in the Corporation's short-term incentive plan, Executive Stock Option Plan and Cash Long-Term Incentive Plan and he is entitled to all other benefits commensurate with his position.

    CHRISTIAN M. PAUPE. On December 3, 1998, Mr. Christian M. Paupe, the Executive Vice President, Chief Administrative Officer and Chief Financial Officer of the Corporation, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of such agreement, as amended, Mr. Paupe will be paid an annual salary of $410,000 in 2002 and is entitled to participate in the Corporation's short-term incentive plan,

Executive Stock Option Plan and Cash Long-Term Incentive Plan. Mr. Paupe was granted an interest-free loan of $150,000 repayable over five years (the full amount of which was still outstanding as of February 6, 2002), and he is entitled to all other benefits commensurate with his position. Upon termination of Mr. Paupe's employment without cause, the Corporation has agreed to forego repayment of the then outstanding balance of the $150,000 loan.

    GUY TRAHAN. On July 7, 1997, Mr. Guy Trahan, President, Quebecor World Latin America, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, as amended, Mr. Trahan will be paid an annual salary of US$425,000 in 2002. He is also entitled to participate in the Corporation's short-term incentive plan, the Executive Stock Option Plan, the Cash Long-Term Incentive Plan, as well as being entitled to certain expatriate benefits and other benefits commensurate with his position. Mr. Trahan has also entered into a non-competition agreement with the Corporation.

    VINCENT BASTIEN. On September 14, 2000, Mr. Vincent Bastien, who currently holds the title of President, Quebecor World Europe, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, as amended, Mr. Bastien will be paid an annual base salary of 2,173,000 FF for 2002. He is also entitled to participate in the Corporation's short-term incentive plan, Executive Stock Option Plan and Cash Long-Term Incentive Plan. In 2000, Mr. Bastien received options to subscribe for 10,000 Subordinate Voting Shares exercisable at an exercise price of $34.22 in their entirety four years after the date of grant; however; none of these options may be exercised should Mr. Bastien leave his employment with the Corporation before such date. The Corporation has also agreed to grant
Mr. Bastien every year beginning on the commencement date of his employment a number of options to subscribe for Subordinate Voting Shares equal to 75% of his annual base salary, subject to the terms and conditions of the Executive Stock Option Plan and upon certain objectives being attained.

REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Corporation and vital to the formulation and implementation of its strategic plan. The executive compensation package reviewed by the Compensation Committee aims primarily at:

    - MAXIMIZING THE CREATION OF SHAREHOLDER VALUE;

    - PROMOTING THE ACHIEVEMENT OF ORGANIZATIONAL OBJECTIVES;

    - ENSURING THAT FINANCIAL TARGETS ARE ACHIEVED OR EXCEEDED; AND

    - ATTRACTING, RETAINING AND REWARDING KEY CONTRIBUTORS.

    The executive compensation package is composed of three major components:
(i) base salary and benefits; (ii) short-term incentive compensation; and
(iii) long-term incentive compensation.

SALARY AND BENEFITS

    Salary and benefits policies of the Corporation are determined using various annual compensation surveys that are representative of the commercial printing industry and large industrial companies and organizations with international operations, certain of which are specifically prepared on behalf of the Corporation by consulting firms on the basis of a list of comparable corporations. The base compensation paid to employees of the Corporation is established on the basis of business trends in the countries where the Corporation operates, taking into account economic trends, the Corporation's profitability and the return on capital. On the basis of an overall budget authorized by the Board of Directors, each operational unit must justify the evolution of its salary and benefits policies based on its results.

SHORT-TERM INCENTIVE COMPENSATION

    The Corporation maintains a short-term incentive plan (known as the Management Incentive Compensation Plan) for the senior management of the Corporation and its subsidiaries which provides for the payment of cash bonuses to managers whose business units (products groups or divisions) reach results in line with the budget approved by the Corporation, and additional bonuses if the operating results have exceeded the budgeted results. Since January 2001, the payment of bonuses is also tied to the achievement of personal objectives. The Corporation's short-term incentive plan focuses on the achievement of key financial performance indicators such as operating income, cash return on capital employed, cost of capital and earnings per share. The amount of these payments must be approved by the Compensation Committee.

    In the case of the Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities, when the financial and strategic objectives are achieved. When such objectives are exceeded, bonuses are higher; when objectives are not met, the incentive bonuses are lower, or nil, depending on the circumstances.

LONG-TERM INCENTIVE COMPENSATION

    The long-term incentive component is made up of (i) the Executive Stock Option Plan which provides for the issuance to executive officers of options to purchase Subordinate Voting Shares of the Corporation and (ii) the Corporation's Cash Long-Term Incentive Plan implemented in December 2000 and in effect as of January 1, 2001.

(I) EXECUTIVE STOCK OPTION PLAN

    The Compensation Committee determines the executives and directors eligible for the granting of options pursuant to the Executive Stock Option Plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted is equal to the average of the closing sale prices of the Subordinate Voting Shares traded on The Toronto Stock Exchange for prices in Canadian dollars and on the New York Stock Exchange for prices in US dollars, on the last five trading days immediately preceding the date of grant. The options may be exercised during periods not exceeding ten years from the grant date.

    The number of options granted annually to executives and directors is determined exclusively on the basis of a multiple of the base salary of such persons. The specific number of options which may be granted is determined with reference to the market value of the Subordinate Voting Shares. The multiple ranges between 10% and 200% of the annual base salary, and the number of outstanding options held by the executives or directors is not taken into account when determining the number of options that should be granted under normal grants.

    Options granted prior to February 23, 2000 may generally be exercised as follows: (i) on or after the second anniversary of the grant date, as to 25% of the optioned shares or any part thereof; (ii) on or after each of the third and fourth anniversary of the grant date, as to an additional 25% of the optioned shares or any part thereof; and (iii) on or after the fifth anniversary of the grant date, as to the remaining 25% of the optioned shares or any part thereof, subject to the right of the Compensation Committee to determine at the time of grant that a particular option will be exercisable in whole or in part on dates different from the above, provided that the term of such option is less than ten years.

    Options granted since February 23, 2000 are generally vested equally over a four-year period (25% each year, starting on the first anniversary of the grant date). The Compensation Committee may, at its discretion, allow all options granted under the Executive Stock Option Plan to be exercised, including options that are not vested, and extend the exercise period of such options, provided that the term of such options shall not exceed ten years.

    Options granted pursuant to the Executive Stock Option Plan will lapse after a limited period of time after the holder ceases to be employed by the Corporation. In the event of death, any option held by the optionee lapses twelve months after his death. In the event the optionee's employment terminates because of retirement, the optionee may exercise the options as and when they become vested, but in any event no later than the tenth anniversary of the date of grant. Subject to exceptions under the Executive Stock Option Plan, if the optionee's employment terminates for any reason other than death or retirement, all options that are not vested at the date of termination shall expire and the optionee shall have 30 days to exercise vested options.

(II) CASH LONG-TERM INCENTIVE PLAN

    In December 2000, the Corporation introduced, effective as of January 1, 2001, a long-term incentive plan for the benefit of its key North American, European and Latin American senior executives designated as the Cash Long-Term Incentive Plan (the "CLTI Plan").

    Payouts under the CLTI Plan are based on the Corporation's performance, which performance will be evaluated against predetermined objectives at the end of three-year incentive cycles. Therefore, should the Corporation achieve its predetermined objectives for any given three-year incentive cycle, the participant in the CLTI Plan will be awarded a cash payout equal to a predetermined percentage of his base salary.

    Every year, the Compensation Committee will determine which senior executives will be eligible to participate in the CLTI Plan. It will also determine the conditions of such participation for each eligible executive as well as the Corporation's objectives for the relevant three-year incentive cycle.

    The main objectives of the CLTI Plan are to promote the achievement of three-year financial targets and to retain and reward selected senior executives.

    For the first three-year incentive cycle starting January 1, 2001 and ending December 31, 2003, the following Named Executive Officers, namely
Messrs. Charles G. Cavell, Marc L. Reisch, Christian M. Paupe, Guy Trahan and Vincent Bastien, have been selected by the Compensation Committee to participate in the CLTI Plan.

COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

    The level of aggregate compensation of Mr. Charles G. Cavell, the President and Chief Executive Officer of the Corporation, was determined in relation to the Corporation's results, Mr. Cavell's overall achievements and comparable positions with other Canadian industry leaders having international operations. For the year ended December 31, 2001, the base salary for Mr. Charles G. Cavell, for the performance of the functions described above, was $1,222,352. In 2002, Mr. Cavell will be entitled to receive an annual base salary of $1.25 million. Under the Corporation's short-term incentive plan, Mr. Cavell's objectives for 2001 were based on cash returned on capital employed and earnings per share. In the context of the Corporation not attaining operating income and earnings per share objectives, Mr. Cavell was not awarded a bonus under the Corporation's short-term incentive plan for the 2001 financial year.

    In connection with Mr. Cavell's exercise of options to subscribe for 30,000 Subordinate Voting Shares of the Corporation on June 26, 2000, the Corporation granted to Mr. Cavell on such date a loan in the amount of $373,490. Such loan is interest-free and shall be repaid at the latest on June 26, 2010. As of February 6, 2002, an amount of $359,160.34 remained outstanding for such loan. The repayment of the loan is secured by a pledge of 10,000 Subordinate Voting Shares of the Corporation held by Mr. Cavell. Notwithstanding the maturity date of the loan, (i) while any balance of the loan is outstanding, the Corporation shall retain all dividends paid on the 10,000 pledged Subordinate Voting Shares and shall apply same to the partial repayment of the loan, and (ii) if any of the 30,000 Subordinate Voting Shares acquired as a result of the exercise of the options are sold by Mr. Cavell while any balance of the loan is outstanding, Mr. Cavell shall repay to the Corporation the portion of the balance of the loan then outstanding which corresponds to the number of Subordinate Voting Shares so sold divided by the total number of Subordinate Voting Shares acquired upon exercise of the options.

CONCLUSION

    By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate, business unit and individual performance, as well as stock performance and long-term improvement. The Compensation Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

    Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

    FOR THE COMMITTEE:
    Raymond Lemay (Chairman)
    Jean Neveu
    Erik Peladeau
    Pierre Karl Peladeau
    Alain Rheaume

PERFORMANCE GRAPH

    The performance graph presented below illustrates the cumulative total return of a $100 investment in the Corporation's Subordinate Voting Shares, compared with the cumulative total return of The Toronto Stock Exchange TSE 300 Composite Index, the Standard & Poor's 500 Index and the Standard & Poor's / TSE 60 Composite Index in Canadian dollars.

    The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

                        CUMULATIVE TOTAL RETURNS IN $CDN
                  VALUE OF $100 INVESTED ON DECEMBER 31, 1995

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                12/31/96  12/31/97  12/31/98  12/31/99  12/31/00  12/31/01
Quebecor World       100       102       141       138       163       159
TSE 300 Index        100       115       113       149       160       140
S&P/TSE 60           100       120       122       163       176       150
S&P 500 ($CDN)       100       139       192       219       206       193

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

    The Board of Directors considers good corporate governance practices an important factor in the overall success of the Corporation. Under the rules of The Toronto Stock Exchange, the Corporation is required to disclose information relating to its system of corporate governance with reference to guidelines set out in the TSE Company Manual (the "TSE Guidelines"). The Corporation's disclosure addressing each of the TSE Guidelines is set out in Schedule A to this Circular.

LIABILITY INSURANCE

    The Corporation purchases and maintains in force liability insurance for the directors and officers of the Corporation and of its subsidiaries. This insurance provides a coverage limit of US$100,000,000 per event and policy year. For the fiscal year ended December 31, 2001, the Corporation paid US$204,795 in liability insurance premiums. A deductible of US$500,000 applies when the Corporation is authorized or obliged to indemnify the persons insured.

TRANSACTIONS WITH INTERESTED PARTIES

    During the fiscal year ended on December 31, 2001, the Corporation and its subsidiaries have done business, at market rates, with Quebecor and other organizations within the Quebecor group. The Corporation and its major subsidiaries intend to continue to engage in similar transactions on terms which are generally no less favourable to the Corporation than would be available to it for similar transactions with unaffiliated third parties.

    The Corporation considers the amounts paid with respect to the various transactions discussed above to be reasonable and competitive.

NORMAL COURSE ISSUER BID

    On March 29, 2001, the Board of Directors authorized the Corporation to purchase on the open market, through the facilities of The Toronto Stock Exchange and the New York Stock Exchange, during the period from April 6, 2001 to April 5, 2002, a maximum of 8,800,000 Subordinate Voting Shares at market price. As of February 6, 2002, a total of 3,692,200 Subordinate Voting Shares were purchased by the Corporation under this normal course issuer bid, such shares having been purchased at an average market price of $40.35.

ADOPTION OF QUEBECOR WORLD INC. MANAGEMENT STOCK PURCHASE PLAN

    On February 26, 2002, the Compensation Committee of the Board of Directors of the Corporation adopted the Quebecor World Inc. Management Stock Purchase Plan (the "Plan"). The Plan will cover certain executives of the Corporation and its affiliates, subject to the approval of the Corporation's shareholders.

    The Corporation believes that its executives' compensation should be aligned with the interests of the Corporation's shareholders, and, accordingly, it has established guidelines for executive stock ownership to align executive compensation and shareholder interests and to promote executive retention. The purpose of the Plan is to facilitate the foregoing goals by providing equity-based compensation to certain executives of the Corporation and its affiliates, and by facilitating such executives' satisfaction of the Corporation's stock ownership guidelines. The total number of shares that may be issued and distributed under the Plan is limited to 2,500,000 Subordinate Voting Shares, subject to adjustment in the event of stock dividends, stock splits and similar events. The following is a brief description of the Plan.

    Each executive who is eligible to receive an annual incentive bonus (an "Annual Bonus") under the Corporation's short-term incentive plan (known as the Management Incentive Compensation Plan) and who is designated an "eligible executive" by the Board of Directors of the Corporation (or a committee thereof) may participate in the Plan by electing to defer a percentage of his regular compensation payments and/or his Annual Bonus, in 10% increments, into the Plan (a "Compensation Deferral"). An executive's election to defer a percentage of his regular compensation payments must generally be made prior to January 1 of the year in which such regular compensation payments are to be paid, and an election to defer a percentage of his Annual Bonus must be made on or before the filing date of the eligible executive's performance assessment with respect to such Annual Bonus. Compensation Deferrals will be credited to an account established on an eligible executive's behalf in the form of restricted stock units ("RSUs").

    A RSU represents the right to receive one Subordinate Voting Share, subject to the terms and conditions of the Plan, and a RSU will have a value equal to the fair market value of one Subordinate Voting Share. For purposes of the Plan, the fair market value of a Subordinate Voting Share as of any date will generally be the average of the regular closing prices for sales of Subordinate Voting Shares on the five trading days immediately prior to such date, as reported by the stock exchanges on which Subordinate Voting Shares are listed.

    On the date that a regular compensation payment or Annual Bonus would be paid to an eligible executive (the "Award Date"), his account will be credited with a number of RSUs equal to the amount of his Compensation Deferral, divided by the fair market value of a Subordinate Voting Share on the Award Date of the Compensation Deferral ("Purchased RSUs"). In addition, the Corporation will match the eligible executive's Compensation Deferral by crediting his account with one RSU for every four Purchased RSUs credited to his account with respect to such Compensation Deferral ("Matching RSUs").

    If the Corporation pays dividends on Subordinate Voting Shares, RSUs credited to an eligible executive's account with respect to a Compensation Deferral will earn deemed dividends in the form of RSUs in a number equal to the product of (i) the number of RSUs credited to the eligible executive's account with respect to such Compensation Deferral as of the dividend record date,
(ii) the dividend per Subordinate Voting Share, and (iii) a fraction, the numerator of which is one, and the denominator of which is the fair market value of a Subordinate Voting Share on the dividend payment date.

    An eligible executive will fully vest in Purchased RSUs and Matching RSUs credited to his account with respect to a Compensation Deferral at the end of the three-year period beginning on the Award Date of such Compensation Deferral (the "Mandatory Deferral Period"), if he is still employed on such date, or, if earlier, upon certain change of control events of the Corporation (as defined in the Plan). If the eligible executive's employment is terminated prior to becoming fully vested in the RSUs credited to his account, he will forfeit a number of the RSUs, as described below.

    Subject to the terms of the Plan, including the vesting and forfeiture provisions in the case of certain events of termination of employment, RSUs credited to an eligible executive's account under the Plan with respect to a Compensation Deferral will be paid to the eligible executive in the form of Subordinate Voting Shares on the earlier of (i) the eligible executive's termination of employment, or (ii) the payment date elected by the eligible executive (the "Payment Date"). The deferral period beginning on the Award Date of a Compensation Deferral and ending on the eligible executive's elected Payment Date of such Compensation Deferral must be a whole number of years that is not less than three.

    If an eligible executive does not experience a termination of employment before he becomes vested in the RSUs credited to his account with respect to a Compensation Deferral or Compensation Deferrals, as the case may be, then, on or as soon as practicable after the Payment Date of such Compensation Deferral(s), the Corporation will issue to the eligible executive a number of Subordinate Voting Shares equal to the total number of RSUs credited to his account (including any RSUs credited as deemed dividends) with respect to such Compensation Deferral(s) as of the Payment Date (with cash for fractional shares).

    If an eligible executive experiences an involuntary termination of employment (which is a termination by reason of death or disability (as defined in the Plan) or a termination without cause (as defined in the Plan)) before he vests in the RSUs credited to his account with respect to a Compensation Deferral or Compensation Deferrals, as the case may be, he will forfeit a number of Matching RSUs equal to the product of (i) the number of Matching RSUs credited to his account with respect to such Compensation Deferral(s) (including any RSUs credited as deemed dividends with respect to such Matching RSUs) as of the date of his involuntary termination of employment, and (ii) a fraction, the numerator of which is the number of days remaining in the respective Mandatory Deferral Period of such Compensation Deferral(s) after his involuntary termination of employment, and the denominator of which is the total number of days in the respective Mandatory Deferral Period. On or as soon as practicable after his involuntary termination of employment, the Corporation will issue to the eligible executive a number of Subordinate Voting Shares equal to the number of RSUs (including any RSUs credited as deemed dividends) credited to his account with respect to such Compensation Deferral(s) as of the date of his involuntary termination of employment less the number of forfeited Matching RSUs (with cash for fractional shares).

    If an eligible executive voluntarily terminates employment (which is any termination of employment that is not an "involuntary termination of employment" and includes a participant's resignation) before he vests in the RSUs credited to his account with respect to a Compensation Deferral or Compensation Deferrals, as the case may be, he will forfeit all Matching RSUs credited to his account (including any RSUs credited as deemed dividends with respect to such Matching RSUs) with respect to such Compensation Deferral(s) as of the date of his voluntary termination of employment. As soon as practicable after his voluntary termination of employment, the Corporation will issue to the eligible executive a number of Subordinate Voting Shares equal to the product of (i) the number of Purchased RSUs credited to his account as of the date of his voluntary termination of employment with respect to such Compensation Deferral(s),
(ii) the lesser of the fair market value of a Subordinate Voting Share on the date of the eligible executive's voluntary termination of employment or the respective Award Date of such Compensation Deferral(s), and (iii) a fraction, the numerator of which is one, and the denominator of which is the fair market value of a Subordinate Voting Share as of the date of the eligible executive's voluntary termination of employment (with cash for fractional shares).

    An eligible executive will cease to participate in the Plan when all amounts deferred by him into the Plan are paid to him.

    The Plan may be amended at any time by action of the Board of Directors of the Corporation, subject to the obtainment of all required regulatory approvals and the approval of the Corporation's shareholders of certain amendments when such approval is required by applicable law, regulation or the rules or regulations of applicable stock exchanges.

    If the aggregate number of Subordinate Voting Shares payable on any Payment Date under the Plan would cause an issuance of Subordinate Voting Shares under the Plan in excess of 2,500,000, the number of Subordinate Voting Shares that would otherwise be payable to eligible executives on such Payment Date will be proportionately reduced to eliminate the excess, and the Plan will automatically terminate after such Payment Date. The Plan may also terminate at any earlier date by action of the Board of Directors of the Corporation. Upon termination, no new Compensation Deferrals will be permitted under the Plan, but Compensation Deferrals made before the effective date of the termination will continue to be subject to the terms of the Plan, and each eligible executive's account will be maintained, credited and paid pursuant to the provisions of the Plan.

    All credits and adjustments to an eligible executive's account under the Plan will be bookkeeping entries only and will not represent a special reserve or otherwise constitute a funding of the Corporation's unsecured promise to pay any amounts under the Plan. An eligible executive will have no voting rights with respect to RSUs credited to his account.

    Therefore, at the Meeting, the shareholders will be asked to consider, and, if deemed advisable, adopt the following resolutions:

    "RESOLVED:

    THAT the Quebecor World Inc. Management Stock Purchase Plan (the "Plan"), which was adopted by the Compensation Committee of the Board of Directors of the Corporation on February 26, 2002, pursuant to which eligible executives may elect to defer a portion of their compensation in consideration for restricted stock units, which, subject to vesting and the other terms and conditions set forth in the Plan, will represent the right to receive Subordinate Voting Shares of the Corporation, be and it is hereby approved;

    THAT the Plan be, and it is hereby, effective as of April 4, 2002, subject to the obtainment of all required regulatory approvals;

    THAT the Corporation be, and it is hereby authorized, to issue from time to time Subordinate Voting Shares under the Plan, up to a maximum of 2,500,000 Subordinate Voting Shares."

    The Toronto Stock Exchange requires that the Plan be approved upon a disinterested shareholder vote within the meaning of the TSE Company Manual such that the Plan is approved by a majority of the votes cast at the Meeting other than votes attaching to securities beneficially owned by insiders to whom shares may be issued pursuant to the Plan and such insiders' associates (as that term is generally defined in applicable securities legislation).

    Consequently, none of the insiders of the Corporation to whom shares may be issued pursuant to the Plan shall be entitled to exercise their votes in respect of the Plan at the Meeting. Although Mr. Erik Peladeau is both an insider and an executive of the Corporation, he will not be eligible to participate and thus receive Subordinate Voting Shares under the Plan and, on that basis, Quebecor, an associate of Mr. Erik Peladeau, will be entitled to exercise its voting rights in respect of the Plan. As of February 6, 2002, to the knowledge of the Corporation, the number of votes attaching to the shares of the Corporation that will not be counted on the vote in respect of the foregoing resolutions is 226,691.

    THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE ABOVE RESOLUTIONS. UNLESS INSTRUCTIONS ARE GIVEN TO VOTE AGAINST THE ADOPTION OF THE PLAN, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED PROXY WILL VOTE IN FAVOUR OF THE AFOREMENTIONED RESOLUTIONS.

ADOPTION OF QUEBECOR WORLD UK EMPLOYEE SHARE OWNERSHIP PLAN

    On December 18, 2001, the Compensation Committee of the Board of Directors adopted a resolution pursuant to which the Quebecor World UK Employee Share Ownership Plan (the "UK Plan") was approved by the Corporation. The UK Plan is to be effective upon the execution of a trust deed by the Corporation, which is expected to be within one month after the approval of the Corporation's shareholders for the UK Plan, subject to the obtainment of all required regulatory approvals, including that of the United Kingdom Inland Revenue.

    The purpose of the UK Plan is to permit eligible employees of Quebecor World
(UK) Plc and participating subsidiaries of the Corporation (the "Employers") to acquire share ownership interests in the Corporation. To be eligible to participate in the UK Plan, an individual must be employed by one of the Employers and have completed three months of service. The number of shares that may be issued under the UK Plan is limited to 500,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The following is a summary of the UK Plan.

    Eligible employees may acquire three types of shares under the UK Plan:
Partnership Shares; Matching Shares; and Dividend Shares (as such terms are defined below) (the "UK Plan Shares"). All of the UK Plan Shares represent Subordinate Voting Shares of the Corporation. Barclays Bank Trust Company Limited will act as the initial trustee of the UK Plan (the "Trustee"). The Trustee is responsible for administering the UK Plan and will retain legal title to the UK Plan Shares on behalf of the eligible employees to whom UK Plan Shares have been allocated (the "Participants") while the shares are held in the UK Plan.

    PARTNERSHIP SHARES: Eligible employees are invited to have Subordinate Voting Shares acquired on their behalf by the Trustee upon completion of a Partnership Share Agreement (the "Partnership Shares"), under which eligible employees authorize the relevant Employer to deduct a portion of their salary in order to purchase Partnership Shares. The Partnership Share Agreement will set out the maximum amount (either in monetary or percentage terms) that may be deducted from an eligible employee's salary and when such deductions will be made. In no event may more than 10% of an eligible employee's salary (or, if lower, the limit specified from time to time in paragraph 36 of Schedule 8 to the United Kingdom Finance Act 2000, which is currently UK L125 per month) be deducted so as to have Partnership Shares acquired on his behalf. The Trustee will, within 30 days of a payroll deduction, acquire from the Corporation on behalf of the eligible employee that number of Partnership Shares equal to the quotient obtained by dividing the monetary amount of a given payroll deduction by the "Market Value" of the Subordinate Voting Shares. "Market Value" is defined under the UK Plan as being the average of the high and low prices of a Subordinate Voting Share on the New York Stock Exchange at the close of business on the immediately preceding five business days converted into UK pounds on such days.

    MATCHING SHARES: In addition to the Partnership Shares, eligible employees will have a certain number of "Matching Shares" appropriated on their behalf by the Trustee. The Matching Shares represent a contribution of Subordinate Voting Shares issued by the Employer to the account of eligible employees who have acquired Partnership Shares through the Trustee. The Partnership Share Agreement will set out the ratio of Matching Shares to Partnership Shares, which will be one Matching Share issued for every five Partnership Shares.

    There is a minimum "Holding Period" during which Matching Shares appropriated under the UK Plan must be held by the Trustee. The Holding Period for the Matching Shares is three years. Eligible employees may not normally assign, charge or otherwise dispose of their beneficial interest in the Matching Shares during the Holding Period. A Participant's right to the Matching Shares shall be forfeited if the Participant takes the corresponding Partnership Shares out of the UK Plan within twelve months of their acquisition.

    DIVIDEND SHARES: Cash dividends paid in respect of the UK Plan Shares must be applied in acquiring Subordinate Voting Shares on behalf of the Participants ("Dividend Shares"). There is a minimum "Holding Period" during which Dividend Shares acquired under the UK Plan must be held by the Trustee. The Holding Period for the Dividend Shares is three years. Eligible employees may not normally assign, charge or otherwise dispose of their beneficial interest in the Dividend Shares during the Holding Period. The value of the cash dividends used to acquire Dividend Shares in any year may not exceed the limit specified from time to time in paragraph 54(1) of Schedule 8 to the United Kingdom Finance Act 2000, which is currently UK L1,500.

    When UK Plan Shares are registered in the name of the Trustee, the Trustee shall, in respect of any matter upon which holders of the Corporation's Subordinate Voting Shares are entitled to vote at an annual meeting of shareholders and to exercise voting rights, invite the Participants to direct it as to how to exercise such voting rights.

    The Holding Periods mentioned above for Matching Shares and Dividend Shares do not apply if a Participant ceases to be employed by the Corporation or any of its subsidiaries. In addition, a Participant is permitted to accept a takeover offer for UK Plan Shares during a Holding Period.

    The UK Plan will terminate upon the earlier of (i) such date specified in a "Plan Termination Notice" issued by the Board of Directors to the Trustee in accordance with applicable English law, and (ii) 80 years from the date of the trust deed.

    The UK Plan may be amended at any time by action of the Board of Directors of the Corporation, subject to the obtainment of all required regulatory approvals and the approval of the Corporation's shareholders of certain amendments when such approval is required by applicable law, regulation or the rules or regulations of applicable stock exchanges.

    Therefore, at the Meeting, the shareholders will be asked to consider, and, if deemed advisable, adopt the following resolutions:

    "RESOLVED:

    THAT the Quebecor World UK Employee Share Ownership Plan (the "UK Plan"), which was adopted by the Compensation Committee of the Board of Directors of the Corporation on December 18, 2001, pursuant to which such eligible employees may have acquired or appropriated on their behalf Subordinate Voting Shares on the terms specified therein, be and it is hereby approved;

    THAT the UK Plan be, and it is hereby, effective upon the execution of a trust deed by the Corporation in respect of the UK Plan and the obtainment of all required regulatory approvals, including that of the United Kingdom Inland Revenue;

    THAT the Corporation be, and it is hereby authorized, to issue from time to time Subordinate Voting Shares under the UK Plan, up to a maximum of 500,000 Subordinate Voting Shares."

    THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE ABOVE RESOLUTIONS. UNLESS INSTRUCTIONS ARE GIVEN TO VOTE AGAINST THE ADOPTION OF THE UK PLAN, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED PROXY WILL VOTE IN FAVOUR OF THE AFOREMENTIONED RESOLUTIONS.

ADOPTION OF QUEBECOR WORLD FRANCE EMPLOYEE INVESTMENT FUND PLAN

    On December 18, 2001, the Compensation Committee of the Board of Directors adopted a resolution pursuant to which the Quebecor World France Employee Investment Fund Plan (the "French Plan") was approved by the Corporation. It is presently contemplated that the French Plan will be effective on or about
April 4, 2002, subject to the approval of the Corporation's shareholders and the obtainment of all required regulatory approvals.

    The purpose of the French Plan is to enable eligible employees of Quebecor World Europe S.A. and its participating subsidiaries in France (the "Employers") to invest a portion of their annual income on a tax-efficient basis by purchasing units of one of four pooled investment funds enumerated in the French Plan (the "Funds"). The following is a summary of the French Plan.

    Eligible employees may purchase units of one of the Funds called the Quebecor World Investment Fund (in French, the "FCPE Quebecor World Actionnariat") by authorizing a deduction from their monthly pay (or during the months of June and December to the extent participants have not maximized their monthly deductions) of 1%, 2%, 3% or 4% of their monthly salary. The Quebecor World Investment Fund will invest solely in Subordinate Voting Shares of the Corporation. The maximum number of shares that may be issued by the Corporation to the Quebecor World Investment Fund under the French Plan is limited to 750,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The other three Funds will invest in a variety of securities and other investment instruments, each of which has different investment objectives and carries different levels of risk. Eligible employees may invest up to 25% of their annual income through payroll deductions if they elect to purchase units of any of the Funds other than the Quebecor World Investment Fund. Contributions to the other three Funds will be sent directly to the Funds Manager and Depositary of the Funds (as defined below).

    BNP Paribas GES is the manager of the Funds (the "Funds Manager") and BNP Paribas Security Services is the depositary of the Funds (the "Depositary") under the French Plan. The Funds Manager will purchase Subordinate Voting Shares from the Corporation on behalf of the Quebecor World Investment Fund.

    If participants elect to invest in the Quebecor World Investment Fund, then the Employers will contribute an additional 20% of the total amount of the payroll deductions invested by each of its eligible employees under the French Plan during the relevant payroll deduction period up to a maximum of 2,300 euros per participant per year. The Employer's contribution will be used to purchase units of the Quebecor World Investment Fund for and in the name of the participants. All capital gains and income earned by the Funds, such as gains realized upon the sale of the securities or other instruments held by the Funds, shall be automatically reinvested in the Funds.

    The Funds Manager and the Depositary are responsible under the French Plan for maintaining a register in which the names of the participants and the number of Fund units issued to them shall be recorded.

    Except as permitted by French law, units issued under the French Plan may not be transferred, alienated or otherwise disposed of, nor may they be redeemed by participants during each period commencing on the date a payroll deduction or investment is made and ending five years thereafter (the "Hold Period"). French law would currently permit a participant to redeem his units before the expiry of the Hold Period in certain circumstances, including termination of a participant's employment, death or disability of a participant and other family law events, such as the marriage or civil union of a participant.

    Participants are entitled to shift contributions invested in the Quebecor World Investment Fund into any of the other three Funds before the expiry of the Hold Period on April 1 of each year in respect of contributions made before such date. Participants may also freely switch their investments in the Funds, other than the Quebecor World Investment Fund, between these Funds at any time.

    An eligible employee will cease to participate in the French Plan when his employment with the Employers is terminated, although if a deduction has been made in the participant's final deduction period before termination of employment, then the participant may purchase units under the French Plan solely in respect of that final deduction.

    When a participant is entitled to redeem his Fund units, he has the option to either (i) receive cash in exchange for the units or (ii) leave the sums invested as payroll deductions and, if applicable, employer contributions, in the Funds.

    The French Plan may be amended at any time by action of the Board of Directors of the Corporation, subject to the obtainment of all required regulatory approvals and the approval of the Corporation's shareholders of certain amendments when such approval is required by applicable law, regulation or the rules and regulations of applicable stock exchanges.

    The French Plan will be in force initially until December 31, 2002 and will be automatically renewed thereafter each year unless terminated by the Corporation.

    Therefore, at the Meeting, the shareholders will be asked to consider, and, if deemed advisable, adopt the following resolutions:

    "RESOLVED:

    THAT the Quebecor World France Employee Investment Fund Plan (the "French Plan"), which was adopted by the Compensation Committee of the Board of Directors of the Corporation on December 18, 2001, pursuant to which such eligible employees may purchase units of investment funds, one of which funds shall purchase Subordinate Voting Shares, be and it is hereby approved;

    THAT the French Plan be, and it is hereby, effective on or about April 4, 2002, subject to the obtainment of all required regulatory approvals;

    THAT the Corporation be, and it is hereby authorized, to issue from time to time Subordinate Voting Shares under the French Plan, up to a maximum of 750,000 Subordinate Voting Shares."

    THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE ABOVE RESOLUTIONS. UNLESS INSTRUCTIONS ARE GIVEN TO VOTE AGAINST THE ADOPTION OF THE FRENCH PLAN, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED PROXY WILL VOTE IN FAVOUR OF THE AFOREMENTIONED RESOLUTIONS.

AMENDMENT TO GENERAL BY-LAWS

    At its meeting of February 4, 2002, the Board of Directors of the Corporation passed a resolution approving Special By-Law 2002-1, being a by-law to repeal the Corporation's Code of General By-Laws, and it enacted a new By-Law One in replacement thereof. Generally, these amendments were passed so as to harmonize the Corporation's General By-Laws with the amendments to the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") that came into force on November 24, 2001 and to update and modernize the Corporation's by-laws in order to (i) avoid duplication with existing provisions of law provided under the CBCA,
(ii) simplify the governance of the Corporation and (iii) repeal provisions that are no longer in force.

    The amendments to the Corporation's Code of General By-Laws, if confirmed by the shareholders, will, among other things, provide greater flexibility to the Corporation in connection with the holding of meetings of shareholders by permitting it to hold such meetings by telephonic, electronic or other communications facilities.

    The text of the proposed By-Law One, which would replace the Corporation's existing Code of General By-Laws, is set out in Schedule B to this Circular.

    The text of the proposed confirmatory resolutions which the shareholders are being asked to consider, and if deemed advisable, adopt reads as follows:

    "RESOLVED:

    THAT Special By-Law 2002-1 of the Corporation, being a by-law to repeal the Code of General By-Laws of the Corporation, enacted and made by the directors of the Corporation on February 4, 2002, is hereby confirmed as Special By-Law 2002-1 of the Corporation.

    THAT By-Law One of the Corporation, being the general administrative by-law of the Corporation, enacted and made by the directors of the Corporation on February 4, 2002, is hereby confirmed as By-Law One of the Corporation."

    THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE ABOVE RESOLUTIONS. UNLESS INSTRUCTIONS ARE GIVEN TO VOTE AGAINST THE CONFIRMATION OF SPECIAL BY-LAW 2002-1 AND BY-LAW ONE, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED PROXY WILL VOTE IN FAVOUR OF THE AFOREMENTIONED RESOLUTIONS.

APPOINTMENT AND REMUNERATION OF AUDITORS

    At the Meeting, the shareholders will be called upon to appoint Auditors to hold office until the next Annual Meeting of Shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

    Except where authority to vote on the election of auditors is withheld, the persons whose names appear in the accompanying form of proxy will vote for the appointment of the firm KPMG LLP as auditors of the Corporation, with compensation for their services to be determined by the Board of Directors. KPMG LLP has been acting as auditors of the Corporation since 1990.

OTHER BUSINESS

    The Management of the Corporation knows of no other matter to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgement pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

AVAILABILITY OF DISCLOSURE DOCUMENTS

    The Corporation is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the Office of the Secretary of the Corporation or through the Internet at the following addresses: HTTP://WWW.SEDAR.COM and HTTP://WWW.SEC.GOV/EDGARHP.HTM.

RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

    Shareholders entitled to vote at the next annual meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that the Corporation receives their proposal no later than November 29, 2002.

DIRECTORS' APPROVAL

    The Board of Directors of the Corporation has approved the contents of this Circular and the sending hereof to the holders of Multiple Voting Shares and Subordinate Voting Shares.

                                     [SIGNATURE]

                                     Marie D. Hlavaty
                                     Vice President, General Counsel and
                                     Secretary

                                   SCHEDULE A
                              QUEBECOR WORLD INC.
                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES
                              AS OF MARCH 1, 2002

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  ------------------------------------------------------------------
1.         Board should explicitly assume         The mandate of the Board of Directors of the Corporation is to responsibility for stewardship of the  assume the stewardship of its overall administration and to
           Corporation, and specifically for:     oversee the management of the Corporation's operations.

      (a)  adoption of a strategic planning       Every year the Corporation's senior management reviews and updates
           process                                the Corporation's strategic plan and submits the details of same to the Board of Directors. The strategic plan reviews the market position of the Corporation and its potential business strategy to expand the geographic and the general market position of the
                                                  Corporation, including external growth opportunities as well as the potential for further internal growth. The general objectives to be achieved by the President and Chief Executive Officer of the
                                                  Corporation are established by the Board of Directors in
                                                  accordance with such strategic plan. While the strategic planning process was thoroughly carried out in 2001, a number of strategic initiatives proposed for 2001 were not pursued due to industry, market and general economic conditions.

                                                  The Board of Directors must ensure that the Corporation's senior
      (b)  Identification of principal risks,     management identifies the principal risks of the Corporation's
           and implementing risk management       business activities and properly manages such risks. For example,
           systems                                the Corporation has established a department to oversee
                                                  environmental-related issues. This department submits to the Board of Directors a quarterly, detailed environmental report prepared by its Environmental Committee. Although this Committee is not a committee of the Board of Directors, its purpose is to ensure the
                                                  Corporation-wide compliance with all applicable environmental laws and requirements. Board members are thus given the opportunity to assess the Corporation's proactive efforts in dealing with environmental issues. The Corporation has also adopted a Code of
                                                  Business Conduct, under the responsibility of the President and
                                                  Chief Executive Officer, the Vice President, Human Resources, and
                                                  the Vice President, General Counsel and Secretary. Every new
                                                  employee of the Corporation must become familiar with the Code of
                                                  Business Conduct and agree to abide by its provisions.

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  ------------------------------------------------------------------
                                                  The Corporation has implemented a Financial Risk Management
                                                  Policy. This policy was recommended for approval by the Audit
                                                  Committee to the Board of Directors. The full Board of Directors adopted the policy at its meeting held on February 4, 2002. The policy establishes the framework to manage risk within the
                                                  Quebecor World group of companies. The key risks identified are grouped into five categories: refinancing risk, currency, interest rate, commodity price and investment exposure. The policy also defines parameters that help the management of the Corporation minimize the effects of adverse fluctuations in foreign exchange rates, interest rates and commodity prices on the results of operations, the financial condition and shareholders' equity of the Corporation and consequently the potential impact on its access to credit and capital markets. The Board of Directors has delegated to the Chief Financial Officer and the Treasurer of the
                                                  Corporation the authority to manage and contain risk under the framework and the guidelines established in the policy. The exposure of the Corporation is reviewed at least quarterly by the
                                                  Chief Financial Officer, who will inform the Executive Committee or the Board of Directors, among other things, as to the specific nature of any hedging strategies being implemented by the
                                                  Corporation and their potential impact on results of operations or financial condition of the Corporation.

                                                  During 2001, the Corporation initiated a comprehensive assessment of its enterprise risk management program, including in the areas of insurance coverage, financial instrument risk and overall comprehensive risk. The conclusions of this initiative will be implemented during 2002.

      (c)  Succession planning, including         In an effort to ensure that the Corporation has the necessary
           appointing and monitoring senior       executive talent to lead and implement its global business plans,
           management                             a succession planning review continued to be a focus during 2001.
                                                  The focus was on reviewing the strengths and development
                                                  opportunities of the Corporation's key executives while also identifying potential successors for each key senior management position.

                                                  Consistent with past practice, the Corporation's senior management appointment process continues to be overseen by the Compensation
                                                  Committee in conjunction with the Executive Committee.

      (d)  Communications policy                  The Corporation believes it is senior management's responsibility to issue statements on behalf of the Corporation in matters relating to communications with investors. In order to provide information to its shareholders and the financial community at large, the Corporation has set up a team responsible for investor relations and corporate communications under the direction of the
                                                  Chief Financial Officer. In addition, the Corporation's director of Investors Relations manages all communications and relations with the Corporation's shareholders and investors.

                                                  The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their distribution to the
                                                  Corporation's shareholders.

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  ------------------------------------------------------------------
                                                  The Corporation follows the financial disclosure principles set out by the United States Securities Exchange Commission's
                                                  Regulation on Fair Disclosure ("Reg FD"). In keeping with Reg FD, management is responsible for ensuring that all material financial information that is communicated publicly is made available to the investment community as a whole on a simultaneous basis.
                                                  Management hosts quarterly conference calls to discuss earnings announcements, current market conditions and forward-looking expectations. Such conference calls are open to the general public, by telephone dial-in or through a simultaneous Internet webcast, and are advertised in advance by way of a press release and a notice on the Corporation's web site home page. The
                                                  Corporation files information that is being publicly disseminated simultaneously with the various securities commissions and stock exchanges, and also posts such information on its web site (for example, the quarterly Supplemental Disclosure package as well as management investor presentations). The Board of Directors reviews with senior management the communications philosophy and the Chief
                                                  Financial Officer administers on-going communication of financial information under these principles.

      (e)  Integrity of internal control and      The Audit Committee, which is composed entirely of outside
           management information systems         directors, is responsible for assisting the Board of Directors in the fulfillment of its duties with respect to financial accounting and reporting practices as well as the adequacy and integrity of internal controls, risk management policy and management
                                                  information systems. In that respect, the Audit Committee reviews the quarterly and annual financial statements before they are released as well as observation reports from the internal and external auditors on internal controls and related systems of the
                                                  Corporation.

2.         Majority of directors should be        The articles of the Corporation provide for a minimum of three and
           "unrelated" (independent of            a maximum of 15 directors. The Board of Directors is currently
           management and free from conflicting   composed of 12 directors, seven of whom are unrelated directors.
           interest) to the Corporation and the   In determining unrelated directors, management of the Corporation
           Corporation's significant              has nominated those who are not officers of the Corporation or of
           shareholder, if any                    any of its subsidiaries, who are free from any relationship with
                                                  Quebecor Inc., the Corporation's parent company, and who are free of any business relationship which could materially interfere with their ability to act with a view to the best interest of the
                                                  Corporation. The Corporation is of the opinion that the
                                                  composition of its Board of Directors fairly reflects the voting rights of the minority shareholders of the Corporation.

3.         Disclose for each director whether he  Charles G. Cavell           Related     President and Chief
           is related, and how that conclusion                                            Executive Officer of the
           was reached                                                                    Corporation

                                                  The Right Honourable        Related     Senior Partner with Ogilvy
                                                  Brian Mulroney,                         Renault, legal counsel to
                                                  P.C., C.C., LL.D.                       the Corporation and
                                                                                          Quebecor Inc.

                                                  Jean Neveu                  Related     Chairman of the Board of
                                                                                          the Corporation and of
                                                                                          Quebecor Inc.

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  ------------------------------------------------------------------
                                                  Erik Peladeau               Related     Vice Chairman of the Board
                                                                                          and Senior Executive Vice
                                                                                          President of the
                                                                                          Corporation, Vice Chairman
                                                                                          of the Board of
                                                                                          Quebecor Inc., and Vice
                                                                                          Chairman of the Board of
                                                                                          Quebecor Media Inc.

                                                  Pierre Karl Peladeau        Related     President and Chief
                                                                                          Executive Officer of
                                                                                          Quebecor Inc., President
                                                                                          and Chief Executive
                                                                                          Officer of Quebecor
                                                                                          Media Inc., Chairman of
                                                                                          the Board of
                                                                                          Netgraphe Inc., and
                                                                                          Chairman of the Board of
                                                                                          Nurun Inc.

                                                  Reginald K. Brack           Unrelated

                                                  Robert Coallier             Unrelated

                                                  James Doughan               Unrelated

                                                  Raymond Lemay               Unrelated

                                                  Eileen A. Mercier           Unrelated

                                                  Robert Normand              Unrelated

                                                  Alain Rheaume               Unrelated

                                                  The Corporation has not established a Committee with the exclusive
   4. (a)  Appoint a Committee of Directors       responsibility of recruiting new nominees to the Board. However, responsible for proposing to the full  the Chairman of the Board solicits, as advisable, the advice of
           Board new nominees to the Board and    other members of the Board on new nominees to the Board and for assessing directors on an ongoing  assesses same with the input of certain other members of the
           basis                                  Board. While there is no formal process for assessing directors on an ongoing basis, the directors are assessed relative to the mandate provided to them by resolution and the By-Laws of the
                                                  Corporation. In addition, the directors discuss specific
                                                  situations from time to time among themselves and/or with the
                                                  Chairman of the Board and, as appropriate, steps are taken to address such situations.

      (b)  Composed exclusively of outside        See 4(a) above.
           (non-management) directors, the
           majority of whom are unrelated

5.         Implement a process for assessing the  The Corporation defines the roles of its Board and its Committees
           effectiveness of the Board, its        through resolutions and its By-Laws and assesses their performance
           Committees and individual directors    relative to such mandate.

6.         Provide orientation and education      The Corporation does not have any formal orientation and education
           programs for new directors             program for new directors. For general information purposes, the
                                                  Corporation has prepared a guide containing various information regarding the Corporation. This guide is updated periodically and distributed to all Board members. The Chief Financial Officer also provides to new directors historical and prospective information relating to the market position, operations and financial
                                                  condition of the Corporation.

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  ------------------------------------------------------------------
                                                  The meetings in which new directors participate (including annual strategic planning sessions) as well as discussions with other directors and with management permit new directors to familiarize themselves rapidly with the operations of the Corporation.

                                                  In addition, in order to familiarize the members of the Board with the Corporation's business activities and principal operations'
                                                  managers, the Board has from time to time held meetings over the past years at its printing facilities located in various Canadian and U.S. cities (Edmonton, Toronto, Ottawa, Clarksville and
                                                  Dallas). Finally, presentations are made regularly to the Board regarding certain activities of the Corporation.

7.         Consider reducing size of Board, with  The Corporation considers that the size and composition of its
           a view to improving effectiveness      Board of Directors allows it to operate in an efficient and effective manner.

                                                  In 2000, the Corporation implemented a Directors Deferred Stock
8.         Board should review the adequacy and   Unit Plan under which at least 50% of each director's base form of the compensation of directors  compensation is paid to said directors by way of deferred stock
           in light of risks and                  units. Such units are redeemed by the Corporation when the
           responsibilities                       director ceases to act as director of the Corporation. The value of each unit, on the date of grant and on the date of redemption, is tied to the value of the Corporation's Subordinate Voting
                                                  Shares on The Toronto Stock Exchange. By implementing this plan, the Corporation has sought to align the interests of its
                                                  shareholders with those of its directors and it believes that the directors' compensation package will be adequately influenced by the Corporation's general performance.

9.         Committees of the Board should         The By-Laws of the Corporation provide that the Board of Directors
           generally be composed of outside       may delegate to any of its Board committees any power that the
           (non-management) directors, a          Board may exercise, except such powers which by law a committee of
           majority of whom are unrelated         directors has no authority to exercise. The Board has established
           directors                              the following committees:

                                                  The EXECUTIVE COMMITTEE is composed of six directors, four of whom are related (Charles G. Cavell, Jean Neveu, Erik Peladeau and
                                                  Pierre Karl Peladeau) and two of whom are unrelated (Raymond Lemay and Alain Rheaume). Currently, three of the related directors are members of management (Charles G. Cavell, Jean Neveu and Erik
                                                  Peladeau). The Chairman of this Committee is Jean Neveu. The
                                                  Executive Committee exercises all the powers of the Board of
                                                  Directors in respect of the management and direction of the business and affairs of the Corporation, subject to certain restrictions under applicable laws. The Executive Committee met 14 times during the past fiscal year.

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  ------------------------------------------------------------------
                                                  The AUDIT COMMITTEE is composed of three directors, Robert
                                                  Coallier (Chairman), Reginald K. Brack, and Robert Normand, all of
                                                  whom are outside and unrelated directors. The Committee reviews the Corporation's annual and quarterly financial statements, monitors the audit services rendered by the Corporation's
                                                  independent auditors and reviews their recommendations and management's efforts to follow-up on same, and ensures that the
                                                  Corporation has established adequate financial and accounting control mechanisms. The Audit Committee is responsible for ensuring the integrity of the Corporation's internal audit process and management information systems. One of the objectives of this
                                                  Committee is to assist the Corporation's directors in duly executing their duties and responsibilities, including those relating to their financial accountability. This Committee is also charged with reviewing and making recommendations as to the
                                                  Corporation's risk management controls and policies and, to this end, during 2001, the Audit Committee reviewed and recommended for approval by the Board of Directors the Corporation's Financial
                                                  Risk Management Policy. The Audit Committee is also responsible for reinforcing the role of the Corporation's unrelated directors by fostering discussions between the directors, the members of the
                                                  Audit Committee, management and the Corporation's external and internal auditors, and ensuring the discussion and the resolution of questions, if any, pertaining to the presentation of financial information. The Audit Committee held 5 meetings during the past fiscal year.

                                                  The COMPENSATION COMMITTEE is composed of five directors, three of whom are related (Erik Peladeau, Pierre Karl Peladeau and Jean
                                                  Neveu) and two of whom are unrelated (Raymond Lemay and Alain
                                                  Rheaume). Two of the related directors are currently members of management (Erik Peladeau and Jean Neveu). The Chairman of the
                                                  Compensation Committee is Raymond Lemay. The Compensation
                                                  Committee is responsible for the establishment of the general compensation policies pertaining to salaries, bonuses and any other form of compensation for employees of the Corporation. It also establishes the compensation of the senior executives of the
                                                  Corporation and administers the Executive Stock Option Plan, the
                                                  Employee Stock Purchase Plans and the Cash Long-Term Incentive
                                                  Plan. In addition, it approves the payment of bonuses to officers who have met or exceeded the requirements of the Corporation's budgetary forecasts and/or other objectives under the
                                                  Corporation's short-term incentive plan. This Committee also oversees the Corporation's succession planning in conjunction with the Executive Committee. The Board of Directors appoints the
                                                  Corporation's senior officers upon the recommendation of the
                                                  President and Chief Executive Officer. This Committee periodically reports on its activities to the Corporation's Board of Directors.
                                                  The Compensation Committee met two times during the last fiscal year.

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  ------------------------------------------------------------------
                                                  The PENSION COMMITTEE is composed of three directors, Eileen A.
                                                  Mercier (Chair), James Doughan and Raymond Lemay, all of whom are outside and unrelated directors. This Committee reviews the policies proposed by the Corporation's pension fund managers and the performance of such funds. The Pension Committee also receives and examines the annual reports tabled by the Corporation's various pension committees (Canadian, U.S. and others),
                                                  participates in the selection of suitable fund managers and reviews the recommendations of said committees. The Pension
                                                  Committee then submits the appropriate recommendations to the
                                                  Executive Committee or to the full Board of Directors. The Pension
                                                  Committee met 3 times during the past fiscal year.

10.        Board should expressly assume          The general responsibility for corporate governance has not been
           responsibility for, or assign to a     assigned to a committee of directors, the Corporation being
           committee the general responsibility   presently of the opinion that such a responsibility should remain for, approach to corporate governance  with the full Board of Directors.
           issues

11. (a)    Define limits to management's
           responsibilities by developing
           mandates for:

           (i) the Board                          The Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to either management or a Board Committee remains with the Board. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board or of a Board
                                                  Committee to which approval authority has been delegated.

           (ii) the CEO                           See 1(a) above.

      (b)  Board should approve CEO's corporate   See 1(a) above.
           objectives

12.        Establish procedures to enable the     Given the mandates to the Committees of the Board and the various
           Board to function independently of     approval levels involved in order to authorize any major
           management                             commitment, the Corporation has established appropriate structures and methods ensuring that the Board of Directors can function independently of management. On February 24, 2000, the Executive
                                                  Committee adopted a Schedule of Authority with the objectives of establishing lines of authority within the Corporation and its subsidiaries world-wide and to encourage coordination and
                                                  cooperation with respect to various matters, including capital expenditures, client incentives, long-term special charges, disposal of assets, and acquisitions and divestitures of
                                                  businesses. For example, under the Schedule of Authority, capital expenditures above US$5,000,000 but under US$10,000,000 must be approved by the Executive Committee, while capital expenditures exceeding US$10,000,000 require the approval of the full Board of
                                                  Directors.

                                                  In addition to the parameters set forth in the Schedule of
                                                  Authority, certain decisions require the prior approval of the
                                                  Board of Directors. Such decisions include strategic alliances, acquisition projects, changes to the activities of the Corporation and any other material decision which, in management's opinion, requires the Board's approval.

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  ------------------------------------------------------------------
                                                  In addition, during its meetings, the Board of Directors of the
                                                  Corporation is free to ask one or more members of management to withdraw from certain discussions and the directors of the
                                                  Corporation would not hesitate to meet without the presence of the members of management who are also directors if the circumstances were to so require.

13. (a)    Establish an Audit Committee with a    See 9 above.
           specifically defined mandate

      (b)  all members should be non-management   See 9 above.
           directors

14.        Implement a system to enable           Up to the present time, the members of the Board of Directors have
           individual directors to engage         not, on an individual basis, requested the assistance of an
           outside advisors, at the               outside advisor. However, each director could, if advisable,
           Corporation's expense                  retain outside advisors at the Corporation's expense.

                                   SCHEDULE B
                               TEXT OF BY-LAW ONE
                                   BY-LAW ONE
                    MEETINGS OF SHAREHOLDERS AND DIRECTORS,
                          COMMITTEES AND OTHER MATTERS

ARTICLE L.  MEETINGS OF SHAREHOLDERS.

    1.1 Place, Time and Notice. Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place and at such time as the Board of Directors, the Chief Executive Officer or the President may determine, from time to time.

    1.2 Electronic Meetings. If the directors of the Corporation call a meeting of shareholders pursuant to the laws governing the Corporation, those directors may determine that the meeting shall be held in accordance with the regulations, if any, governing the Corporation entirely by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

    1.3 Chairman. Subject to the provisions of any resolution of the Board of Directors, the Chairman of the Board or, in his absence or inability or refusal or failure to act, a Vice or Deputy Chairman of the Board or, in his absence or inability or refusal or failure to act, the President or, in his absence or inability or refusal or failure to act, the Vice-President or, if there be more than one Vice-President, that one of them who may have been designated for the purpose by the Board of Directors, shall preside at all meetings of shareholders. All of the foregoing officers may attend such meetings but no Vice-President shall act as chairman if the Board of Directors shall have determined that he shall not so act. If all of the foregoing officers be absent or unable or refuse or fail to act, the persons present may choose a chairman.

    The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his decision on all matters, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any proxy, shall be conclusive and binding upon the shareholders. A declaration by the chairman at any meeting that a resolution has been carried or carried unanimously or carried by any particular majority or lost or not carried by a particular majority shall be conclusive evidence of such fact.

    The chairman of any meeting of shareholders may, in his discretion, order a ballot. Moreover, any shareholder or its representative, where the shareholder is a body corporate or an association, or his proxyholder, either before or after any vote by show of hands, may require a ballot on any question at any time before the termination of the meeting. A demand for a ballot may be withdrawn.

    If at any meeting a ballot is to be taken, it shall be taken in such manner and either at once or after adjournment as the chairman directs. The result of a ballot shall be deemed to be a resolution of the meeting at which the ballot was taken whether or not a vote on a show of hands had previously been taken on the same question.

    The chairman of any meeting of shareholders may appoint up to two
(2) persons, who may but need not be directors, officers, employees or shareholders of the Corporation, to act as scrutineers at such meeting.

    1.4 Quorum. The holder or holders of not less than ten (10) per cent of the outstanding shares of the Corporation carrying voting rights at the meeting, present in person or represented by proxy or by an authorized representative, shall constitute a quorum.

    The quorum at any reconvened meeting of shareholders so adjourned is fixed at one (1) shareholder present or represented in accordance with this By-Law. The reconvened meeting may then proceed to examine and dispose of the business for which it was called.

    1.5 Voting Rights. At all meetings of shareholders, every shareholder entitled to vote thereat, whether present in person or by proxyholder, or, in the case of a body corporate or association by a duly authorized representative, shall be entitled to one (1) vote for each Subordinate Voting Share and to ten
(10) votes for each Multiple Voting Share; if, however, in virtue of the law or the articles of the Corporation another scale of voting rights is fixed with respect to a particular matter or to another class of shares, such scale of voting shall be adopted.

    1.6 Particulars of Proxies. The directors may also permit particulars of proxies for use at or in connection with any such meeting which have been deposited with the Corporation or its agent at a place other than the place of such meeting to be cabled, telecopied or telegrammed to the secretary of the Corporation prior to such meeting. In such event, such proxies, if otherwise in order, shall be valid and any votes cast in accordance therewith shall be counted.

ARTICLE 2.  MEETINGS OF DIRECTORS.

    2.1. Place, Time and Notice. Immediately after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present may be held, provided that they shall constitute a quorum, without notice, for the appointment of officers of the Corporation and the transaction of such other business as may come before the meeting.

    Subject to the provisions of any resolution of the Board of Directors, meetings of the Board of Directors may be called at any time by the Chairman of the Board or a Vice or Deputy Chairman of the Board or the President or any Vice-President who is a director or any two directors and notice of the time and place for holding any meeting of the Board of Directors shall be given at least twelve (12) hours prior to the time fixed for the meeting. Any meeting so called may be held at the registered office of the Corporation or any other place which shall have been fixed by the Board of Directors.

    The Board of Directors may also from time to time provide for the holding of regular meetings of the Board of Directors at such place, within or without Canada, with or without notice, as may be determined by resolution.

    2.2. Chairman. Subject to the provisions of any resolution of the Board of Directors, the Chairman of the Board or, in his absence or inability or refusal or failure to act, any Vice or Deputy Chairman of the Board or, in his absence or inability or refusal or failure to act, the President or, in his absence or inability or refusal or failure to act, the Vice-President or, if there be more than one Vice-President, that one of them who may have been designated for the purpose by the Board of Directors, shall preside at all meetings of the Board of Directors; provided that neither the President nor any Vice-President shall so act unless he is a director. If all of the foregoing officers be absent or unable or refuse or fail to act, the directors present may choose a chairman from among their number. The chairman at any meeting of directors may vote as a director.

    2.3. Quorum. Except where the Corporation has only one director, the Board of Directors may, from time to time, fix by resolution the quorum for meetings of the Board of Directors but until otherwise fixed a majority of directors in office, from time to time, shall constitute a quorum.

ARTICLE 3.  COMMITTEES

    3.1 Election. The Board of Directors may, from time to time, appoint from their number committees of directors, however designated, containing such proportion of Canadian residents as may be required by law.

    3.2 Chairman, Quorum and Procedure. Any committee of directors shall have the power to appoint a chairman and a vice or deputy chairman, to fix its quorum, which quorum shall consist of not less than a majority of its members, and to determine its procedure.

    3.3 Secretary. The secretary of the Corporation shall act as secretary of each committee of directors unless some other secretary be appointed by the committee.

    3.4 Powers. The Board of Directors may delegate to any such committee of directors any of the powers of the board except those which by law a committee of directors has no authority to exercise.

    3.5. Proceedings open to the Board. All proceedings of committees of directors shall be open to the examination of the Board of Directors of the Corporation and shall be reported to the Board of Directors if and when the Board of Directors so directs.

    3.6. Meetings. Meetings of committees of directors may be held at the registered office of the Corporation or at such other place within or without Canada as a committee may from time to time determine. Meetings of a committee may be called by or by the order of the president, the chairman of the committee, the vice or deputy chairman or any two (2) members thereof.

    3.7. Remuneration. The members of a committee of directors shall be entitled to receive such remuneration for their services as members of the committee as the directors may from time to time determine.

    3.8. Removal and Replacement. The directors may from time to time remove any member of a committee of directors from office.

    The directors may also from time to time fill any vacancy which may occur in the membership of a committee.

ARTICLE 4.  OTHER MATTERS

    4.1. Indemnification. The Corporation shall, to the full extent provided by law, indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

                                                                          [LOGO]

                                     [LOGO]

                           [QUEBECOR WORLD INC. LOGO]

PROCURATION SOLLICITEE PAR LA DIRECTION DE QUEBECOR WORLD INC.
EN VUE DE L'ASSEMBLEE ANNUELLE ET EXTRAORDINAIRE DES ACTIONNAIRES

Le soussigne, actionnaire de QUEBECOR WORLD INC., nomme par les presentes Jean Neveu ou a defaut de celui-ci, Erik Peladeau ou, a defaut de celui-ci, Charles
G. Cavell, ou *________________________________________________ en qualite de fonde de pouvoir du soussigne pour assister, agir et voter au nom et pour le compte du soussigne A L'ASSEMBLEE ANNUELLE ET EXTRAORDINAIRE DES ACTIONNAIRES DE QUEBECOR WORLD INC., QUI SE TIENDRA A L'HOTEL WINDSOR, 1170, RUE PEEL, MONTREAL (QUEBEC) CANADA, LE MERCREDI 3 AVRIL 2002 A 10 H (HEURE DE MONTREAL) ET A TOUTE REPRISE DE CELLE-CI EN CAS D'AJOURNEMENT. LES DROITS DE VOTE RATTACHES AUX ACTIONS REPRESENTEES PAR LA PRESENTE PROCURATION SERONT EXERCES CONFORMEMENT AUX DIRECTIVES DONNEES CI-DESSOUS. TOUTEFOIS, SI AUCUNE DIRECTIVE N'EST DONNEE, LES DROITS DE VOTE RATTACHES AUX ACTIONS REPRESENTEES PAR LA PRESENTE PROCURATION SERONT EXERCES "POUR" L'ADOPTION DES PROPOSITIONS ENONCEES DANS LES PRESENTES.

                               (veuillez cocher)

1)  Election des administrateurs :

                        POUR / /                        ABSTENTION / /

2) Adoption de la resolution visant l'approbation du regime d'achat d'actions de la direction de Quebecor World Inc. :

                        POUR / /                        CONTRE    / /

3) Adoption de la resolution visant l'approbation du regime d'actionnariat des employes de Quebecor World UK :

                        POUR / /                        CONTRE    / /

4) Adoption de la resolution visant l'approbation du plan d'epargne groupe du personnel de Quebecor World France :

                        POUR / /                        CONTRE    / /

5) Adoption de la resolution visant la confirmation de la revocation du Code de reglements generaux actuel de la Societe et son remplacement par un nouveau Reglement Un :

                        POUR / /                        CONTRE    / /

PROXY SOLICITED BY MANAGEMENT OF QUEBECOR WORLD INC.
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The undersigned, shareholder of QUEBECOR WORLD INC., hereby appoints Jean Neveu or failing him, Erik Peladeau, or failing him, Charles G. Cavell, or
*________________________________
as the proxyholder of the undersigned to attend, act and vote for and on behalf of the undersigned AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF QUEBECOR WORLD INC., TO BE HELD AT THE HOTEL WINDSOR, 1170 PEEL STREET, MONTREAL, QUEBEC, CANADA, ON WEDNESDAY APRIL 3, 2002 AT 10:00 A.M. (MONTREAL TIME) AND AT ANY AND ALL ADJOURNMENTS THEREOF. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED PURSUANT TO THE INSTRUCTIONS GIVEN BELOW. HOWEVER, IF NO INSTRUCTIONS ARE GIVEN, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS SET OUT HEREIN.

                                 (please check)

(1) Election of Directors:

                        FOR / /                        WITHHELD / /

(2) Adoption of the resolution to approve the Quebecor World Inc. Management Stock Purchase Plan:

                        FOR / /                        AGAINST    / /

(3) Adoption of the resolution to approve the Quebecor World UK Employee Share Ownership Plan:

                        FOR / /                        AGAINST    / /

(4) Adoption of the resolution to approve the Quebecor World France Employee Investment Fund Plan:

                        FOR / /                        AGAINST    / /

(5) Adoption of the resolution to confirm the repeal of the existing Code of General By-Laws of the Corporation and its replacement by a new By-Law One:

                        FOR / /                        AGAINST    / /

6) Nomination de KPMG s.r.l. a titre de verificateurs et autorisation des administrateurs a fixer leur remuneration :

                        POUR / /                        ABSTENTION / /

L'ACTIONNAIRE OU SON MANDATAIRE AUTORISE PAR ECRIT DOIT SIGNER LA PRESENTE PROCURATION OU, SI L'ACTIONNAIRE EST UNE PERSONNE MORALE, LA PROCURATION DOIT PORTER SON SCEAU, APPOSE PAR UN DIRIGEANT OU UN MANDATAIRE DE CELLE-CI DUMENT AUTORISE. VEUILLEZ VOUS ASSURER DE DATER ET SIGNER LA PRESENTE PROCURATION. SI AUCUNE DATE N'EST INDIQUEE, LA PROCURATION SERA REPUTEE PORTER LA DATE A LAQUELLE ELLE A ETE POSTEE A L'ACTIONNAIRE.

LES PRESENTES CONFERENT UN POUVOIR DISCRETIONNAIRE A L'EGARD DE TOUTE MODIFICATION RELATIVE AUX QUESTIONS ENONCEES DANS L'AVIS DE CONVOCATION OU AUX AUTRES QUESTIONS POUVANT ETRE DUMENT SOUMISES A L'ASSEMBLEE. LA DIRECTION N'EST AU COURANT D'AUCUNE MODIFICATION OU AUTRE QUESTION DE LA SORTE POUVANT ETRE SOUMISE A L'ASSEMBLEE.

Fait le ............ jour de                    -----------------------------------------------
  ............................. 2002.                     Signature de l'actionnaire

VEUILLEZ VOUS REPORTER A LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS DE LA DIRECTION CI-JOINTE.

(6) Appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration:

                        FOR / /                        WITHHELD / /

THIS PROXY MUST BE EXECUTED BY THE SHAREHOLDER OR HIS/HER ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL, BY A DULY AUTHORIZED OFFICER OR ATTORNEY THEREOF. DO NOT FORGET TO DATE AND SIGN THIS PROXY. IF THE PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT IS MAILED TO THE SHAREHOLDER.

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO ANY AMENDMENTS OR VARIATION TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. MANAGEMENT IS NOT AWARE OF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

DATED this ............ day of                  -----------------------------------------------
  ............................. 2002.                      Signature of shareholder

REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEBECOR WORLD INC.

                      BY: /S/ MARIE D. HLAVATY

                      NAME: MARIE D. HLAVATY

                      TITLE: VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Date: February 28, 2002